SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ________
                                 SCHEDULE 13D
                               (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                            Corporate Express, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.0002
                         (Title of Class of Securities)
                                   219888104

                                 (CUSIP Number)

            Martin E. Franklin                Peter A. Hochfelder
            c/o Marlin Management, L.L.C.     c/o Brahman Management, L.L.C.
            555 Theodore Fremd Avenue         277 Park Avenue, 26th Floor
            Suite B-302                       New York, New York 10172
            Rye, New York 10580                    (212) 941-1400
              (914) 967-9400

                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                February 24, 1999
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  219888104                                        Page 2 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        940,200

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     940,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     940,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.9%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 3 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,273,740

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,273,740

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,273,740

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.1%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 4 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,420,800

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,420,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,420,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.3%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 5 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Bull Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        40,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     40,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     40,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.04%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 6 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        7,674,740
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     7,674,740

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     7,674,740

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.4%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No.  219888104                                        Page 7 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,830,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,830,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,830,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.7%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No.  219888104                                        Page 8 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        8,084,140

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     8,084,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,084,140

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.8%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 9 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        8,084,140

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     8,084,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,084,140

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.8%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 10 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        8,084,140

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     8,084,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,084,140

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.8%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 11 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Partners I, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     513,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 12 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     513,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No.  219888104                                       Page 13 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Martin E. Franklin

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            10,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960

                9   SOLE DISPOSITIVE POWER
  REPORTING          10,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     523,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 14 of 27 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ian G.H. Ashken

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        513,960

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     513,960

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     513,960

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                           Page 15 of 27 Pages

          The Schedule 13D initially filed on January 4, 1999, by the signatories hereto relating to the Common Stock, par value $0.0002 per share (the "Common Stock"), issued by Corporate Express Inc., a Colorado corporation (the "Company"), whose principal executive offices are at 1 Environmental Way, Broomfield, Colorado 80021,as amended by Amendment No. 1 thereto filed on January 20, 1999, is hereby further amended by this Amendment No. 2 to the
Schedule 13D as follows:
Item 2.   Identity and Background.
------    -----------------------

          The first paragraph of Item 2(a) is hereby deleted and the following inserted in its place:
          (a) This statement is filed by (i) Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (iii) Brahman Institutional Partners, L.P. ("Brahman Institutional"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (iv) BY Partners, L.P. ("BY Partners") a Delaware limited partnership, with respect to the shares of Common Stock owned by it;
(v) Brahman Bull Fund, L.P. ("Brahman Bull"), a Delaware limited partnership, with respect to shares of Common Stock owned by it; (vi) Brahman Management, L.L.C. ("Brahman Management"), a Delaware limited liability company and the sole general partner of each of Brahman II, BY Partners, Brahman Institutional and Brahman Bull (Brahman II, BY Partners, Brahman Institutional and Brahman Bull, collectively, the "Brahman Partnerships"), with respect to the shares of Common Stock owned by the Brahman Partnerships, (vii) Brahman Capital Corp., a Delaware corporation ("Brahman Capital"), with respect to the shares of Common

                                                           Page 16 of 27 Pages

Stock (A) held for BY Partners, (B) owned by Brahman Capital for its own account and (C) held for Brahman Partners II Offshore, Ltd. ("Brahman Offshore"), a Cayman Islands exempted company, and (viii) Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik, each a citizen of the United States, and together the executive officers and directors of Brahman Capital and the sole members of Brahman Management, with respect to shares of Common Stock subject to the control of Brahman Capital and Brahman Management. The foregoing individuals and entities (other than Brahman Offshore) are hereinafter referred to collectively as the "Brahman Reporting Persons."
          The fourth paragraph of Item 2(a) is hereby deleted and the following inserted in its place:
          Pursuant to an investment advisory contact (and, in the case of BY Partners, pursuant to an arrangement between Brahman Management and Brahman Capital) Brahman Capital currently has the power to vote and dispose of the shares of Common Stock held for the account of each of Brahman Offshore and BY Partners and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Hochfelder, Sobel and Kuflik are the executive officers and directors of Brahman Capital.

          Item 2(b) is hereby amended by the addition of the following:
          The address of the principal business and principal office of Brahman Offshore is c/o Citco, N.V., Kaya Flamboyan 9, Willemstad, Curacao, Netherlands, Antilles.

                                                           Page 17 of 27 Pages

          Item 2(c) hereby amended by the addition of the following:
          The present principal business of Brahman Offshore is that of a private investment fund, engaging in the purchase and sale of securities for investment for its own account.

          Item 2(f) is hereby amended by the addition of the following:
          Brahman Offshore is a Cayman Islands exempted company limited by shares.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Item 3 is hereby amended by inserting the following paragraph:
          Since January 19, 1999, (i) Brahman Institutional purchased 460,000 shares of common Stock at a net investment cost of $2,939,635 (including commissions); (ii) Brahman Capital (A) purchased 33,000 shares of Common Stock at a net investment cost of $214,400 (including commissions) for its own account, (B) purchased 254,400 shares of Common Stock for the account of Brahman Offshore at a net investment cost of $1,620,790 (including commissions) and (C) sold 65,000 shares of Common Stock for the account of Brahman Offshore for net proceeds of $________ (including commissions); and
(iii) Brahman II purchased 168,860 shares of Common Stock at a net investment cost of $1,074,402 (including commissions).

                                                         Page 18 of 27 Pages

Item 4.   Purpose of Transaction.
------    -----------------------

          Item 4 is hereby amended by the addition of the following:
          The Reporting Persons read with interest and approval the Company's press release of February 8, 1999. In particular, the Reporting Persons welcomed the Company's actions in (i) giving to Robert King day-to-day responsibility for the operating and strategic direction of the Company; and
(ii) retaining DLJ and B. T. Alex Brown as investment bankers to advise the Company on strategic alternatives available to the Company. Some of the Reporting Persons have had subsequent discussions with representatives of the Company to further clarify the Company's intentions with regard to the foregoing actions. In addition, some of the Reporting Persons have met with industry participants who have expressed a preliminary interest in exploring an acquisition of some or all of the Company. The Reporting Persons have referred these persons to the Company and its advisers, who have made contact with them.
          The Reporting Persons intend to monitor closely the actions of the Company and its management in following through on these initiatives and are hopeful that such initiatives will have the effect of truly enhancing shareholder value.
          Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in

                                                           Page 19 of 27 Pages

particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.

Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          Item 5(a) is hereby amended by the addition of the following:
          As of the close of business on February 23, 1999, (i) Brahman II owns beneficially 940,200 shares of Common Stock, constituting approximately 0.9% of the shares outstanding; (ii) Brahman Institutional owns beneficially 3,273,740 shares of Common Stock, constituting approximately 3.1% of the shares outstanding; (iii) BY Partners owns beneficially 3,420,800 shares of Common Stock, constituting approximately 3.3% of the shares outstanding; (iv) Brahman Bull owns beneficially 40,000 shares of Common Stock, constituting approximately 0.04% of the shares outstanding; (v) Brahman Management owns beneficially 7,674,740 shares of Common Stock, constituting approximately 7.4% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners, Brahman Institutional and Brahman Bull pursuant to clauses (i)-(iv) herein); (vi) Brahman Capital owns beneficially 3,830,200 shares of Common Stock, constituting approximately 3.7% of the shares outstanding (such amount is inclusive of (A) the shares held by BY Partners, (B) the 170,000 shares held by Brahman Capital for its own account (C) the 50,000 shares which may be purchased by Brahman Capital through exercise of

                                                           Page 20 of 27 Pages

the 500 call options on or before April 16, 1999) and (D) the 189,400 shares held for the account of Brahman Offshore; (vii) each of Messrs. Hochfelder, Sobel and Kuflik own beneficially 8,084,140 shares of Common Stock, constituting approximately 7.8% of the shares outstanding; (viii) Marlin I owns beneficially 513,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding; (ix) Marlin Management owns beneficially 513,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding (such amount representing the shares held by Marlin I); (x) Mr. Ashken owns beneficially 513,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding; and (xi) Mr. Franklin owns beneficially 523,960 shares of Common Stock, constituting approximately 0.5% of the shares outstanding. Brahman Management and Messrs. Hochfelder, Sobel and Kuflik own directly no shares of Common Stock. Marlin Management and Mr. Ashken own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 8,608,100 shares, constituting approximately 8.3% of the shares outstanding.

          Item 5(b) is hereby amended by the addition of the following:
          Brahman Capital is party to an investment management contract pursuant to which it has investment responsibility with respect to securities held for the account of Brahman Offshore.

                                                           Page 21 of 27 Pages

          Item 5(c) is hereby amended by the addition of the following:
          (c) The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all transactions by the Reporting Persons since the date of the filing of Amendment No. 1 to this Schedule 13D are set forth in Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by any of the persons named in response to Item 5(a) above during such period.

                                                          Page 22 of 27 Pages

                                SIGNATURES
                                ----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  February 24, 1999
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 23 of 27 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President

                                    /s/ Peter A. Hochfelder
                                    ------------------------------------------
                                          Peter A. Hochfelder

                                    /s/ Robert J. Sobel
                                    ------------------------------------------
                                          Robert J. Sobel

                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------
                                          Mitchell A. Kuflik


                                    MARLIN PARTNERS I, L.P.

                                    By:  MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                       ---------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                    ------------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    /s/ Martin E. Franklin
                                    ------------------------------------------
                                          Martin E. Franklin

                                    /s/ Ian G.H. Ashken
                                    ------------------------------------------
                                          Ian G.H. Ashken

                                                          Page 24 of 27 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
1-26-99                         76,300                         $6.187
1-27-99                         82,000                          6.292
1-28-99                        121,100                          6.341
1-29-99                         75,000                          6.316
2-08-99                          8,500                          7.063
2-08-99                         41,500                          6.938
2-09-99                          7,500                          6.511
2-10-99                         13,500                          6.191
2-11-99                         26,800                          5.847
2-11-99                          7,800                          5.813







<PAGE


                                                           Page 25 of 27 Pages

                                  Schedule A

                        Brahman Partners II Offshore, Ltd.

                         Transactions in the Common Stock

Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
1-20-99                         41,500                         $6.350
1-26-99                          2,900                          6.187
1-27-99                         24,500                          6.292
1-28-99                          7,400                          6.341
1-29-99                         25,000                          6.316
2-08-99                          8,500                          7.063
2-08-99                         42,000                          6.938
2-09-99                          7,500                          6.511
2-10-99                         27,000                          6.191
2-11-99                         52,800                          5.847
2-11-99                         15,300                          5.823
2-22-99                        (40,000)                         5.313
2-23-99                        (25,000)                         5.313

                                                          Page 26 of 27 Pages

                                  Schedule A

                               Brahman Capital Corp.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
1-29-99                          25,000                       $6.316
2-08-99                           8,000                        7.063

                                                          Page 27 of 27 Pages

                                  Schedule A

                               Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
1-26-99                         20,500                         $6.187
1-27-99                         18,500                          6.292
1-28-99                         31,500                          6.341
2-08-99                         41,500                          6.938
2-10-99                          4,500                          6.191
2-11-99                          6,400                          5.847
2-11-99                          1,900                          5.813
2-12-99                         44,000                          5.842